November 6, 2020

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Isaac Esquivel

Jennifer Monick

Ruairi Regan

Division of Corporation Finance

Re:	Social Capital Hedosophia Holdings Corp. II

Registration Statement on Form S-4

Filed October 5, 2020

File No. 333-249302

Ladies and Gentlemen:

On behalf of our client, Social Capital Hedosophia Holdings Corp. II (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated October 30, 2020 (the “Comment Letter”) with respect to the Registration Statement on Form S-4 filed with the Commission by the Company on October 5, 2020. Concurrently with the filing of this letter, the Company has filed Amendment No. 1 to the Registration Statement on Form S-4 (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Interests of SCH's Directors and Executive Officers in the Business Combination, page 11

1.	We note that you state that the aggregate market value of all of the Class B shares, purchased by the Sponsor for $25,000, would have been $190.54 million based on the $18.41 per public share closing price on October 2, 2020. Please also quantify here and where similar disclosure appears on page 115, the value or amount of:

•	the 6,133,333 private placement warrants purchased by the Sponsor that will expire if the transaction is not completed;

•	Mr. Bain’s direct and indirect economic interests in the Business Combination and in the private warrants and Class B shares, and ensure that the information is consistent with the beneficial ownership information on page 240;

•	the shares that the Sponsor Related PIPE Investors will receive in exchange for their $160,250,000 PIPE investment;

•	any out-of-pocket expenses to be reimbursed to the Sponsor, officers or directors. We note disclosure on page 244 that that there is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on SCH’s behalf.

November 6, 2020 Page 2

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 11, 12, 13, 53, 54, 55, 118, 119 and 120.

Comparative Per Share Data, page 23

2.	Please provide us with your calculations of $(0.02) and $0.55 book value per share for Opendoor (Historical) and SCH (Historical), respectively, as of June 30, 2020 as disclosed in your table on page 24.

Response:

The Company acknowledges the Staff’s comment regarding the calculation of book value per share for Opendoor and SCH, as of June 30, 2020 as disclosed on page 24 of the S-4 Filing. The $(0.02) book value per share for Opendoor as of June 30, 2020 was miscalculated and should be the result of $(843,519,000) in total shareholder’s deficit divided by weighted average shares outstanding of 52,120,604 which is $(16.18). The Company has revised this figure in Amendment No. 1 to the Registration Statement as of September 30, 2020.

The $0.55 book value per share for SCH as of June 30, 2020 was calculated as the result of $5,000,007 in total shareholder’s equity divided by weighted average shares outstanding of 9,066,530 and the book value per share has been updated to $0.49 per share for SCH as of September 30, 2020 in Amendment No. 1 to the Registration Statement.

To illustrate the revision in calculating the book value per share, we are providing our calculations of book value per share as of September 30, 2020 for Opendoor and SCH, respectively.

As of and for the nine months ended September 30, 2020	Opendoor (Historical)	SCH (Historical)
Book Value per share	$(13.34)	$0.49
Weighted average shares outstanding	53,110,073	10,111,790
Total Shareholders’ Equity (Deficit)	$ (708,650,000)	$ 5,000,002

Projected Financial Information , page 113

3.	We note your disclosure regarding Opendoor’s internally prepared projections, including cautionary language regarding actual results, significant uncertainties and contingencies, and that the projections do not take in to account circumstances or events occurring after they were prepared. Please disclose whether Opendoor’s management is of the view that the projections were prepared on a reasonable basis reflecting management’s currently available estimates and judgements.

Response: The Company acknowledges the Staff’s response and has revised the disclosure on page 116 of Amendment No. 1 to the Registration Statement to state that Opendoor’s management is of the view that the projections were prepared on a reasonable basis reflecting management’s currently available estimates and judgments.

November 6, 2020 Page 3

U.S. Federal Income Tax Considerations, page 150

4.	We note your statement in the first paragraph that your disclosure is a summary of material federal income tax considerations of the domestication and we note from the exhibit index that you intend to file a tax opinion of Skadden, Arps, Slate, Meagher & Flom LLP. Please clarify whether the tax disclosure is intended to constitute the opinion of Skadden or whether you will be providing a separate long form tax opinion. Note that the prospectus should provide a brief, clear and understandable summary of the material tax aspects of the domestication, however, the tax opinion provided by you should state clearly the tax consequences and not merely provide a summary. Refer to Securities Act Release No. 33-6900.

Response: In response to the Staff’s comment, the tax opinion is included in Exhibit 8.1 of Amendment No. 1 to the Registration Statement.

5.	We note your disclosure that it is intended that the Domestication qualify as an F Reorganization. Your disclosure should address the material federal income tax consequences of the transaction. Please state clearly whether the domestication will qualify as an F Reorganization or advise why you cannot provide such a statement. Also, investors are entitled to rely on your tax disclosure. Please revise to remove inferences that they may not rely on such disclosure such as the statement on page 150 that the disclosure is for informational purposes only.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 154 of Amendment No. 1 to the Registration Statement and the tax opinion is included in Exhibit 8.1 of Amendment No. 1 to the Registration Statement. Regarding any statement that the tax disclosure is for informational purposes, we respectfully note that it is standard practice for tax disclosure to ask that investors seek advice in relation to their own specific tax circumstances.

Unaudited Pro Forma Condensed Combined Financial Information

Notes To Unaudited Pro Forma Condensed Combined Financial Information, page 167

6.	We note certain disclosure that SCH's statement of operations for the period between October 18, 2019 (inception) and December 31, 2019 is unaudited. Please revise your disclosure to clarify that the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2019 has been prepared using SCH’s audited statement of operations for the period between October 18, 2019 (inception) and December 31, 2019. Please ensure that this disclosure is consistent throughout your filing.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure throughout Amendment No. 1 to the Registration Statement to clarify that the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2019 has been prepared using SCH’s audited statement of operations for the period between October 18, 2019 (inception) and December 31, 2019.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 168

November 6, 2020 Page 4

7.	In regards to footnote (F), please tell us how you determined that including an adjustment for expected transaction costs in consummating the Business Combination and related transactions is factually supportable. Please refer to Article 11 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment, and notes that the expected transaction costs adjustment described in footnote (F) is supported by executed contracts, invoices or estimates based on service agreements entered into by SCH and Opendoor, as applicable. The key components of these transaction costs are financial advisory and investment banking, legal and accounting services and the included costs are direct and incremental and directly attributable to the Business Combination transaction between SCH and Opendoor. The footnote has been updated in Amendment No. 1 to the Registration Statement to reflect the amounts that have been incurred as of September 30, 2020 and reflected as footnote (E). The Company has also expanded its disclosure in footnote (E) on page 172 of Amendment No. 1 to the Registration Statement to indicate the amount is based on facts known at the time of the filing of Amendment No. 1 to the Registration Statement, and may be further updated if additional agreements are entered into, or as expected transaction costs change with delivery or completion of transaction services prior to the closing of the Business Combination. As the adjustments for transaction costs are based on costs incurred and SCH's and Opendoor's respective best estimates, the Company believes the adjustment is factually supportable as well as direct and incremental in accordance with Article 11 of Regulation S-X.

To illustrate the expanded disclosure in footnote (E) on Page 172 of Amendment No.1 to the Registration Statement, it is presented below:

(E)	Represents transaction costs totaling $28.5 million (all of which is expected to be classified as equity issuance costs). The total amount of transaction costs may vary if additional agreements are entered into prior to the Closing. Classification of transaction costs is as follows:

(in thousands)	Amount
Costs related to issuance of equity
Opendoor
Amounts previously capitalized and paid	140
Amounts previously capitalized and not paid	7,882
Amounts expected as part of the Transaction	12,952
Subtotal	20,974
SCH
Amounts previously incurred and paid	459
Amounts previously incurred but not paid	5,390
Amounts expected as part of the Transaction	1,687
Subtotal	7,536
Grand Total	28,510

Opendoor's Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 199

8.	We note you present certain adjustments that include current period costs and prior period costs to arrive at your non-GAAP measures. Please revise your disclosure to separately quantify the amounts that relate to current period costs and prior period costs.

Response: The Company acknowledges the Staff’s comment regarding Opendoor’s adjustments for current period costs and prior period costs made in calculating Contribution Profit After Interest as part of its non-GAAP measures. The Company has revised the presentation on page 204 of Amendment No. 1 to the Registration Statement to separately quantify the amounts that relate to current period costs and prior period costs with respect to Holding costs on sales and Interest on homes sold, respectively. The Company acknowledges that these non-GAAP measures should not be considered in isolation or as a substitute for Opendoor’s GAAP results.

November 6, 2020 Page 5

The Company would like to emphasize to the Staff that Contribution Profit and Contribution Profit After Interest are key measures used by Opendoor’s management in making investment decisions, assessing Opendoor’s home pricing performance, making fee decisions and evaluating execution of Opendoor’s business model. When making these decisions and evaluations, Opendoor management evaluates performance on a resale cohort basis, meaning homes sold within a specific period. Holding costs on homes sold and Interest on homes sold are reflected in Opendoor’s Consolidated Statements of Operations below gross profit in Sales, marketing and operations and Interest expense, respectively. When evaluating the performance of a resale cohort, Opendoor management believes it is important to have gross profit reflect these incremental expenses directly attributable to the resale cohort, including expenses incurred in periods prior to the home sale. For purposes of evaluating performance of the resale cohort, Opendoor management also believes it is important for the metric to exclude period costs recognized on homes still in inventory. Opendoor management feels Holding costs and Interest for the resale cohort are particularly meaningful because these costs are primarily incurred as a function of holding inventory and therefore assist in evaluating the impact of improved or diminished inventory turnover performance, which may then influence the management decisions described above.

Contribution Profit provides investors a measure to assess Opendoor’s ability to generate returns on homes sold during a reporting period after considering home purchase costs, renovation and repair costs, Holding costs and selling costs. Contribution Profit After Interest further impacts gross profit by including Interest costs attributable to homes sold during a reporting period. Opendoor believes that these two non-GAAP measures, along with Contribution Margin and Contribution Margin After Interest, provide meaningful period-over-period comparisons, despite variability in the number of homes sold in a reporting period. These measures also provide Opendoor investors with comparable measures to one of Opendoor’s public peers.

With respect to the adjustments for current period and prior period Holding costs and Interest, Opendoor believes it is necessary to include all costs directly attributable to homes sold during a reporting period in order to present a more comprehensive representation of returns generated on homes sold for such period. Homes may be held in inventory across multiple reporting periods and non-capitalizable costs such as Holding costs and Interest may be expensed in reporting periods prior to the period in which a home is sold. Opendoor believes that the for current period and prior period adjustments Holding costs and Interest are useful to management and investors because the non-GAAP measures may facilitate meaningful period to period comparisons when there are significant changes in home acquisitions, home sales, inventory turnover performance and real estate inventory balances between reporting periods.

Stock-Based Compensation, page 216

9.	We note your expected volatility is based on a benchmark of comparable companies within the automotive and energy storage industries. Please tell us how you determined the automotive and energy storage industries were appropriate industries to consider in your option pricing model. In your response, please also tell us if you considered and dismissed any alternative industries, if those industries were closer to your line of business, and your basis for your determination to not use such alternative industries.

November 6, 2020 Page 6

Response: The Company acknowledges the Staff’s comment regarding Opendoor’s benchmark of comparable companies in determining the expected volatility assumption used in the option pricing model. Opendoor’s disclosure of expected volatility on page 216 of the initial S-4 filing was intended to state that volatility is based on comparable companies within the automotive sales industry and certain real estate technology companies as opposed to companies in the energy storage industry. As such, the Company has revised the disclosure on page 220 of Amendment No. 1 to the Registration Statement to reflect this.

Opendoor determined a benchmark of comparable companies primarily based on similarity in business model and secondarily on size and growth prospects. For comparability of business model, Opendoor looks to companies that are capital intensive, have similar margins, hold significant inventory and are principals in their sales transactions. Historically, Opendoor has looked to the automotive sales industry for comparable companies because Opendoor’s business model was unique within the real estate industry and with no publicly traded direct competitor until two public real estate technology companies entered the space in 2018 through the launch of the iBuyer segment of their respective businesses. The term iBuyer is defined in the Registration Statement as a company that uses technology to make cash offers on residential real estate.

Companies in the automotive sales industry are principals in the transaction of buying and selling automobiles, just as Opendoor is with residential real estate. Therefore, Opendoor’s comparable companies in the automotive sales industry also have capital intensive business models with leverage through the use of debt in which operating efficiency is largely dependent on the pace at which inventory turns over. They also realize similar margins to Opendoor and have a similar operational process in acquiring inventory and readying it for resale, and incur costs while holding the inventory and in reselling the inventory.

Opendoor began including certain real estate technology companies in their valuation analyses in 2019 and began including them in their comparable companies in 2020, once these companies had a history of significant activity in their iBuyer segments.

Opendoor specifically considered other companies within the real estate industry, including real estate investment trusts (REITs), homebuilders, commercial real estate companies, and other real estate-related companies as potential comparable companies. Opendoor dismissed commercial real estate companies, homebuilders, and other types of companies in the real estate space including of the dissimilarity in business models. While REITs may be the most similar to Opendoor’s business model in that REITs buy and hold homes, REITs have significantly longer holding periods with the intent to generate rental income, as opposed to Opendoor’s business model whereby Opendoor aims to turn over inventory as quickly as possible and generate revenue from the sale of its homes. For this reason, Opendoor determined that REITs were not appropriate comparable companies.

Unaudited Consolidated Financial Statements Opendoor Labs Inc.

12. Share-Based Awards, page F-54

10.	With respect to your RSUs granted in 2020, please tell us what significant factors contribute to the difference between the value of the RSUs granted and the $10.00 deemed value of shares to be received as part of the merger. In your response, please incorporate the impact from the exchange ratio. This comment also applies to the fair value of the shares underlying the stock options granted in 2019, the RSUs granted in 2019, and the restricted shares granted in 2019.

November 6, 2020 Page 7

Response: The Company acknowledges the Staff’s comment regarding the significant factors that contributed to the difference between the value of Opendoor RSUs granted in 2020 and the $10.00 deemed value of shares of Opendoor Technologies common stock to be received as part of the Merger. The Company’s responses herein also apply to Opendoor’s grants of RSUs, restricted shares, and stock options in 2019. As part of the proposed Merger, shares of Opendoor common stock will convert to shares of Opendoor Technologies common stock at an estimated exchange ratio of 1.605 shares of Opendoor Technologies common stock for each share of Opendoor common stock, at a deemed value of $10.00 per share of Opendoor Technologies common stock. Accordingly, the implied value of Opendoor common stock is $16.05 per share with respect to the proposed Merger.

The Opendoor Board of Directors determines the grant date fair value of Opendoor common stock with the assistance of an independent third-party valuation specialist. Opendoor uses an Option Pricing Method (“OPM”) for allocating enterprise value to determine the estimated fair value of Opendoor common stock. Historically, Opendoor has used the OPM back solve analysis in periods where Opendoor issued or recently issued preferred shares to estimate the fair value of Opendoor common stock. The market comparables approach is used in periods without a recent issuance of preferred shares including all valuations in 2019 and 2020. A combination of these approaches may be used depending on the proximity of a recent issuance of preferred shares. Opendoor also considers any recent secondary transactions. Opendoor’s 2020 and 2019 common stock valuations were $7.89 per share, $7.88 per share, and $6.94 per share as of June 10, 2020, December 31, 2019, and June 30, 2019, respectively.

Opendoor updated its common stock valuation following each round of preferred share issuances and also updated the valuation following its employee and shareholder tender offer in December 2018. Opendoor also updates the common stock valuation periodically and has historically updated it twice per calendar year.

There are several factors that Opendoor believes contribute to the differences in fair value of Opendoor RSUs granted in 2020 relative to the implied fair value of Opendoor common stock of $16.05 with respect to the proposed Merger. These factors include:

●	At the time of Opendoor’s most recent common stock valuation (June 10, 2020), the impact of COVID-19 on residential real estate was uncertain. Opendoor had paused making new offers to acquire inventory in March and had only resumed purchases in a few select markets.

●	The OPM model has historically resulted in a higher valuation for preferred stock relative to common stock as the model allocates a portion of total equity value to liquidation preference of preferred stock. Opendoor issued its last round of preferred shares between February and May 2019 at a price of $13.33 per share; the resulting value to Opendoor common stock was $6.94 per share. A near term liquidity event in which all equity interest would convert into publicly traded common stock was not known at the time of Opendoor’s most recent common stock valuation (June 10, 2020). Such a liquidity event removes the impact of liquidation preferences given the conversion of all stock into economically equivalent common stock.

●	Opendoor’s grant date fair value of common stock is estimated with a discount for lack of marketability. Upon completion of the proposed Merger, the shares of Opendoor Technologies common stock received as consideration in the Merger will be traded on a national securities exchange and this negates the impact of the discount for lack of marketability.

November 6, 2020 Page 8

●	The equity markets are experiencing increased demand due to the historically low interest rate environment as a result of actions taken by the Federal Reserve. In this interest rate environment, investors are looking for yield which they believe can be found in quality investments in the equity markets.

●	Opendoor’s business model is experiencing favorable tail winds as a result of customers prioritizing safety and demanding a digital-first experience, as well as de-urbanization with more demand for home buying in suburbs, where Opendoor has had the most presence, as a result of COVID-19.

* * * *

November 6, 2020 Page 9

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please contact me at (212) 735-2438 should you require further information.

Very truly yours,

/s/ Howard Ellin
Howard Ellin

cc:	Steven Trieu

Social Capital Hedosophia Holdings Corp. II

cc:	Christopher M. Barlow

Skadden, Arps, Slate, Meagher & Flom LLP